Exhibit 99.1

 Corporate Presentation  February 2017

 Safe Harborstatement  Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on March 15, 2016, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   2

 Our Mission  3    Provide A New Vision for Colorectal Cancer Prevention  That improves the patient experience and maximizes the number screened

About
Check-Cap

C-Scan® system designed to meet CRC screening needs of average-risk population

Ingestible capsule-based system eliminates screening barriers, such as bowel preparation

Innovative X-ray technology provides “new vision”



CRC Prevention (pre-cancerous polyp detection)
Colonoscopy & CT Colonography
Check Cap
Biomarkers
Patient comfort & convenience

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 Colorectal Cancer a major public health problem  5  137k50k    Source: American Cancer Society World Health Organization J Natl Cancer Inst. 2011; 103:1-12 (Mariotto)    134k49k    471k228k    253k139k    113k48k    1.36m694k  Annual new cases world-wide -Annual deaths world-wide -  Second leading cause of cancer deaths in U.S. Treatment costs projected to be >$17B in 2020

 Colorectal Cancer highly preventable  6  Source: Gastro 1997;112:594-692 (Winawer) WEO Atlas, NCI         Small Adenomatous Polyp (< 1cm)  Colorectal Cancer  Pre-cancerous phase, readily detectable by structural examinations of the colon   Asymptomatic patient  Cancer patient   ~10 years

CRC screening tests
cancer prevention and cancer detection

Prevention and Detection



Structural Visualization & Imaging

Colonoscopy
Sigmoidoscopy
CT Colonography

Detection



Stool and Serum

FIT
FIT-DNA
Serum

Significant declines in colorectal cancer incidence and mortaility have been attributed to screening

Source: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps
Gastroenterology 2008; 134: 1570-1595 (Levin)
CA Cancer J Clin 2014;64:104-17 (Seigel)

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 Screening in the U.S.a substantially underused strategy  8  Sources: CDC NHIS Survey results MMWR 2015 USPSTF, JAMA. 2016;315(23):2564-2575. doi:10.1001/jama.2016.5989   2000  2010  2013    2018        80%        59%        35%          goal  Screening rates  USPSTF recommendation recognizes that different screening tests may lessattractive based on their features  ages 50-75        58%

 Removal of prepmay increase screening rates  9  Insertion of endoscope  Laxative preparation  Fasting req.  FeelingEmbarrassed  Concern over pain  Other reasons              15%  32%  21%  13%  11%  8%  86% of respondents would be much or somewhat more likely to undergo screening if laxative prep were to be removed.  Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)

     C-Scan®System  C-Scan® Cap -Ingestible scanning capsule   1  C-Scan® Track - Biocompatible patch worn on patient's back for capsule control, tracking and data recording  2  C-Scan® View –application used to process and display structural information  3  Imaging Data + Positioning Data  Data upload    The Check-Cap System is not available for sale or clinical use in any jurisdiction.  10

   Ultra-low dose X-ray scanning capsule  11  Patented technology detects photons  XRF  CMT  from Compton Back-scattering  and X-Ray Fluorescence  As the capsule moves naturally, it scans the inner lining of the colon in a 360 degree arc, scanning only when in motion  Patients drink a small amount of contrast agent (~1 TBP) with each meal during C-Scan® Cap passage

 Patientscontinue their daily routine  12  As C-Scan® Cap travels naturally, it transmits scanning and location data to the C-Scan® Track, mapping the structures of the internal colon. The capsule is excreted naturally and the patient is notified.  Capsule route in colon  C-Scan® Track  Image for illustration only  2-3 days avg. capsule passage

 Physician reviewof clinical images  13  Image taken during colonoscopy of a 20-30mm polyp   Image for illustration only

 Clinical development  14  Clinical POC, preliminary safety & functionality  Safety – capsule swallow and passage  Radiation dosage of 0.06mSv (~one chest radiograph)  3D colon map and capsule track  Polyp identification validated by colonoscopy    Capsule Motility  Evaluation of natural movement of capsule  Safety – capsule swallow and passage  Normal motility  Dynamic sensing  Source: Gut. 2016 Mar;65(3):371-3 (Gluck)  Multi-Center, Clinical Feasibility  Germany/Israel; 75 patients   Israel; 100 patients

Clinical development

Capsule Motility

Germany/Israel; 75 patients

Evaluation of natural movement of capsule

- ✓ Safety – capsule swallow and passage
- ✓ Normal motility
- ✓ Dynamic sensing

Multi-Center, Clinical Feasibility

Israel; 100 patients

Clinical POC, preliminary safety & functionality

- ✓ Safety – capsule swallow and passage
- ✓ Radiation dosage of 0.06mSv (~one chest radiograph)
- ✓ 3D colon map and capsule track
- ✓ Polyp identification validated by colonoscopy

Check Cap

Source: Gut. 2016 Mar;65(3):371-3 (Gluck)

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   15  Case studypolyp in the sigmoid colon  Fillet-typeprocessing    Tube-type processing  Image taken during screening colonoscopy of a 20mm polyp on a large stem in the sigmoid colon  A section of the sigmoid colon where a polyp was located  A 3D map of the colon as captured by the system    A/P view

   16  Case studypolyp in the ascending colon  Fillet-typeprocessing    Tube-type processing  Image taken during colonoscopy of a 4mm sessile polyp on a haustra in the ascending colon  A section of the ascending colon where a polyp was located  A 3D map of the colon as captured by the system

 Developmentmilestones  17  * Capital and strategic partner dependent   Initiate clinical study for CE Marking - safety and clinical performance  CE Mark submission  U.S. Pilot Trial initiation  H216  H117  01/08  U.S. Pivotal Trial initiation - safety and effectiveness  EU Post Market Study initiation - clinical effectiveness and utility  Commercial launch EU*  H217  H118              Pre-Submission meeting with FDA      √    √

 Compelling market opportunity  18  $4B  annual U. S. market opportunity**  Source: * - population between ages 50-84 at average risk, U.S. Census Bureau, Pop. Division, 2014, company estimates ** - For patients screened once every 5 years at average Check-Cap System price of $600 J Clin Gastroenterol 2014 Jan;48(1):52-4 (Chatrath)   Potential U.S. screening population of 84M*  575MPopulation age +50 at average risk*

 Compelling market opportunity  18  $4B    annual U. S. market opportunity**  Source: * - population between ages 50-84 at average risk, U.S. Census Bureau, Pop. Division, 2014, company estimates ** - For patients screened once every 5 years at average Check-Cap System price of $600 J Clin Gastroenterol 2014 Jan;48(1):52-4 (Chatrath)   Potential U.S. screening population of 84M*  575MPopulation age +50 at average risk*

 Intellectual Property robust portfolio  19  Core patents granted in major jurisdictions  23 granted, 2 allowed, and 37 pending worldwide including the U.S. PTO, European Patent Organization, China, Japan, & India covering the core technology:  Intra-Lumen Polyp Detection – system and method for an ingestible capsule with an X-ray source not requiring laxative preparationMeasurement of distance between capsule and colon walla method not requiring laxative preparation

 Financial profile  20  Raised gross proceeds of $25.5 million in an IPO and simultaneous private placement in February 2015 and $6.0 million in a registered direct offering in August 2016.15.5 million shares outstanding as of January 31, 2017Trades on the NASDAQ: CHEKWarrants trade on the NASDAQ: CHEKW$13.5 million of cash, cash equivalents and short-term bank deposits as of September 30, 2016

Management

Bill Densel
CEO

Dr. Yoav Kimchy
Founder & CTO

Alex Ovadia
COO

Lior Torem
CFO

BOD

Dr. Walt Robb

Steve Hanley

Yuval Yanai

Dr. Mary Jo Gorman

XQ Lin

Tomer Kariv

Bill Densel

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A New Vision  For Colorectal Cancer Prevention